Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE October 21, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Update of Mexican Exploration Activities

The rainy season in Mexico is now virtually over and several significant work programs are planned on Almaden Minerals Ltd.’s (Almaden) Mexican projects over the ensuing field season. Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) to explore for copper-gold deposits in Mexico.

Fuego Au-Ag Project, Mexico

The Fuego Project is optioned to Horseshoe Gold Mining Inc. (Horseshoe) who can earn a 60% interest in the property by spending US$3 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. Upon earning a 60% interest in the property, Horseshoe would have 120 days to acquire Almaden's remaining 40% interest in the property in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time. The Fuego project is road accessible and located in Oaxaca State, roughly 140 kilometers southeast of Oaxaca City. The property covers an area of low-sulphidation epithermal veining exhibiting classic vein textures commensurate with a highly preserved dynamic mineralising environment. The textures include colloform banded fine grained quartz which has replaced non-crystalline amorphous silica, quartz which has replaced lattice-textured calcite and sulphide-rich bands containing electrum and exhibiting graded bedding. These textures are interpreted to represent a high level of exposure within the mineralised portion of a large epithermal vein system.

Horseshoe has informed Almaden that it has completed a surface geologic mapping and rock and soil sampling program on the Fuego property. This program outlined the main vein zone which has been traced in outcrop roughly 850 meters along strike. Along this exposed strike length vein widths vary from 3 to 10 meters wide. Several parallel veins were identified in outcrop as well. Sampling of the main vein returned values from 0.04 to 13.6 g/t Au and silver values from 1.6 to 643 g/t. Where exposure allowed, continuous chip sampling was carried out on the main vein. The results included a 4 meter exposure averaging 4.52 g/t Au and 86 g/t Ag with individual samples up to 10.6 g/t Au and 162 g/t Ag. This sampling was carried out on a different vein exposure than where a 3 meter sample taken by Almaden across the vein returned 7.8 g/t Au and 191 g/t Ag. Soil sampling highlighted the main vein zone with elevated Au, Ag, Sb and As values in samples collected. Additional zones of elevated Au, Ag, Sb and As in soil samples spatially unrelated to the main vein zone suggest that unexposed parallel structures may exist. A small Induced Polarization (IP) geophysical survey was carried out to test the effectiveness of this methodology in identifying vein structures that are not exposed. This work identified the known veins as resistivity and chargeability highs. Additional resistivity and chargeability highs were identified in this work which suggests that further veins may exist. Additional geologic mapping, sampling and IP surveys are planned to better define these results.. Horseshoe has informed Almaden that permits are presently being acquired for a planned diamond drill program to commence as soon as possible. Samples were analysed by ALS Chemex Labs of North Vancouver. Almaden samples were taken under the direction of qualified person Mr. H. L. King, P.Geo. Work by Horseshoe was carried out under the supervision of qualified person Mr. William Wengzynowski, P.Eng.

Caballo Blanco, Au-Ag-Cu Project, Mexico

The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2 Million over four years. Comaplex have completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. These zones consist of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones and are interpreted to represent a large high sulphidation gold-silver system. The work by Comaplex has defined several prominent drill targets. A drill program that was to have commenced earlier in the year has been delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season. Almaden anticipates that drilling will commence in October of 2004. Mr. A. Armitage, Ph.D., P.Geo. of Comaplex is the qualified person on the project.

Galeana Au-Ag Project, Mexico

The Galeana gold-silver property in Chihuahua State, Mexico is optioned to Grid Capital Corp. (Grid) who can earn a 60% interest by spending US$2 Million and issuing 400,000 shares to Almaden. The Galeana property hosts three major vein systems, the San Miguel-Ahumada-Estrella de Oro, the Falda Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. In 2003 and 2004, Grid completed rock sampling, soil geochemistry and IP geophysical programs which have defined significant drill targets on the vein systems. Drilling was delayed in the spring of 2004 due to difficult road building conditions, drill availability and the onset of the rainy season. Grid has reported that road building is complete and the main targets will be drilled in October, 2004. Mr. H.L. King, P.Geo. of Grid is the qualified person on the project.

El Pulpo Cu-Au-Ag Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3 Million and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has informed Almaden that it has completed a large program of geologic mapping, rock and soil sampling and IP and magnetics geophysics on the El Pulpo project. Ross River completed in June a 20 hole drill program totalling 1561.2 meters that tested the Papaya, Pitayo and Trucha vein targets only. The results were made public by Ross River in their news release dated August 9, 2004. The best result from this program was a vein intersection on the Trucha vein system of 1.02 meters that averaged 3.73 g/t Au, 157 g/t Ag and 0.94% Cu. Almaden is awaiting a report from Ross River of the work completed to date on the project. Ross River in its news release dated August 20, 2004 has reported that it has identified four areas of porphyry copper mineralization that appear to surround a “molybdenum rich core”. Almaden believes the copper-gold mineralization on the El Pulpo property, defined by Ross River as porphyry style mineralization is representative of a large magmatic hydrothermal system that warrants further work. Ross River has informed Almaden that it plans a large field program in the autumn of 2004 which will focus on the porphyry copper targets that the past field work has identified. Mr. J. R. Reeves P.Geo. of Ross River is the qualified person on the project. Ross River has informed Almaden that samples were analysed at Acme Analytical of Vancouver.

Bufa Au-Ag Project, Mexico

The Bufa project is optioned to Grid which can earn a 60% interest by spending US$2 Million on the property and issuing 500,000 shares of Grid to Almaden. The property surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico. Gold was discovered at Guadalupe y Calvo in 1835 and subsequent production was sufficiently large that a mint was built in 1844. Buchanan (1981) estimated historic production at 2 Million ounces of gold and 28 Million ounces of silver at average grades of 37 g/t gold and 870 g/t silver. The small historic central portion of the Guadalupe camp is held by an unrelated third party, Mexgold Resources Inc. A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters with an aggregate length of all veins mapped of 3.9 kilometers. Over 1.6 kilometers of this vein strike length, widths vary from 1 to 7.8 meters in true thickness. To date 47 chip samples have been collected from 33 locations along this section of the vein system. At 30 of these locations, sample results ranged from 0.1 to 13.95 g/t gold over widths of 0.3 to 5.8 meters. Grid has reported that it has recently acquired historic reports that indicate there was limited historic mining of high-grade gold and silver on the Bufa claims. Grid has also informed Almaden that a drill program is planned for October of, 2004 to test the known mineralization and areas of historic mining. Mr. H.L. King. P.Geo. of Grid is the qualified person on the project. Samples were analysed at ALS Chemex Labs of North Vancouver.

San Carlos Cu-Au-Ag Project, Mexico

The San Carlos Project is located in northeast Mexico and has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye) on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by issuing a total of 800,000 shares to Almaden and incurring exploration expenditures of US$4 Million over seven years. Hawkeye is committed to spending US$350,000 in the first year and is planning a work program on the property to commence in the autumn of 2004. Almaden carried out a geologic review of the work completed to date, which included a field visit to the property by an independent geologist. This review highlighted past work on the project, which defined a gold target in an area of the property not tested by drilling, with marked high gold in soil samples. In this area soil samples returned gold values up to 1000 ppb within a broad geochemical anomaly with values ranging from 100 ppb to 1935 ppb gold, and averaging 372 ppb gold over an area of approximately 300 metres by 1000 metres. This soil anomaly appears to represent a new discovery which covers the contact between intrusive rocks and limestone. This sampling was carried out under the direction of Mr. Ron Nichols, P.Geo. Samples were analysed at Acme Analytical Laboratories and ALS Chemex Labs. Hawkeye’s has commenced a large field program of soil sampling, geologic mapping and rock sampling and induced polarization and magnetics geophysics. Mr. William Wengzynowski, P.Eng., is the qualified person on the project.

BHP Billiton Regional Joint Venture, Mexico

Almaden and BHPB have completed a regional exploration program designed to identify new copper-gold deposits in Mexico. At present BHPB is reviewing the results of the exploration program and can elect to acquire a 51% interest in any of the properties identified by Almaden, by spending US$1 Million in work on each such property. After BHPB has completed this expenditure each property would enter a joint-venture phase of exploration during which both Almaden and BHPB would contribute US$750,000 for a total of US$1.5 Million. If one party fails to contribute to this phase, it would be diluted to a 2% net smelter return royalty. After this joint-venture stage is complete and if both parties have maintained their interests by funding, BHPB can then elect to earn an additional 19% interest, for a total of 70% in each project, by completing a feasibility study for each project. A final 10% interest can be earned if BHPB funds the property into production.

Mexican Regional Program Planned

Almaden is currently planning a regional exploration helicopter and truck based exploration program to focus on identifying new Au, Ag, and Cu systems in several areas of Mexico. This work will commence in the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.